Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
	$	$	$	$	$
Available earnings:
Earnings (loss) before income taxes and equity earnings	(570)	490	448	505	236
Add fixed charges:
Interest expense incurred	128	115	144	76	75
Amortization of debt expense and discount	5	10	11	7	8
Interest portion of rental expense (1)	13	12	11	11	11

Total earnings (loss) as defined	(424)	627	614	599	330

Fixed charges:
Interest expense incurred	128	115	144	76	75
Amortization of debt expense and discount	5	10	11	7	8
Interest portion of rental expense (1)	13	12	11	11	11

Total fixed charges	146	137	166	94	94
Ratio of earnings to fixed charges		4.6	3.7	6.4	3.5
Deficiency in the coverage of earnings to fixed charges	570

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e. 1/3 of rental expense).